Exhibit 12.1

DEL LABORATORIES, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Predecessor													Successor
	Year Ended December 31,										Nine Months Ended September 30,		Jan. 1, 2005- Jan. 31,	Feb. 1, 2005- Sept. 30,
	2000		2001		2002		2003		2004		2004		2005	2005
	(dollars in thousands)
Pretax income	$8,275		$16,162		$30,915		$32,898		$26,684		$18,125		$(22,457)	$(17,599)
Fixed charges (as calculated below)	9,267		8,747		6,381		6,025		5,745		4,293		426	20,490

Earnings	17,542		24,909		37,296		38,923		32,429		22,418		(22,031)	2,891

FIXED CHARGES:
Interest expense, net	8,500		7,139		4,663		4,185		3,584		2,708		264	19,029
Rent expense interest factor	767		1,608		1,718		1,840		2,161		1,585		162	1,461

Total fixed charges	9,267		8,747		6,381		6,025		5,745		4,293		426	20,490

RATIO OF EARNINGS TO FIXED CHARGES	1.9	x	2.8	x	5.8	x	6.5	x	5.6	x	5.2	x	—	—

Deficiency													$22,457	$17,599